ITEM 77M(I) - MERGERS


An Agreement and Plan of Reorganization (Reorganization) between the Banknorth Large Cap Core Fund (Core Fund), and the Banknorth Large Cap Value Fund (Value
Fund), portfolios of Banknorth Funds, whereby the Core Fund acquired all of the assets of the Value Fund in exchange for Core Fund shares to be distributed pro rata by the Value Fund to its shareholders in complete liquidation and termination of the Value Fund. As a result of the Reorganization, effective March 31, 2003, each shareholder of the Value Fund became the owner of Core Fund shares having a total net asset value equal to the total net asset value of the shareholder's holdings in the Value Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Value Fund to the Core Fund was approved by the Board of Trustees of the Banknorth Funds at their Regular Meeting held on February 13, 2003.

Amended Rule 17a-8 of the Investment Company Act of 1940, as amended, makes it unnecessary to obtain shareholder approval of the Reorganization, so long as the Board of Trustees determines that the Reorganization is in the best interest of each portfolio and that the interests of the existing shareholders of each portfolio will not be diluted by the Reorganization. Such determination was made at the Regular Meeting of the Board of Trustees of the Banknorth Funds held on February 13, 2003.